FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) July 2006.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: August 30, 2006

BY:     Chris Robbins

It’s       Vice President

(Title)

Anglo Swiss Resources Inc.

Suite 1904 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

August 30, 2006

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

News Release Dated July 19, 2006

A NGLO SWISS RESOURCES RETAINS DERRICK STRICKLAND, PGEO.

FOR   DIAMOND EXPLORATION LAC DE GRAS, NWT

Anglo Swiss Resources Inc. (TSX.V-ASW / OTCBB –ASWRF) is pleased to announce the appointment of Mr. Derrick Strickland PGeo. a qualified person as defined by National Instrument 43-101. Mr. Strickland will assist the Company’s technical team in the planning and execution of the diamond exploration programs at the Company's Canadian properties, in the Northwest Territories (“NWT”).

Derrick holds an MBA and works as an independent geological consultant.  Having worked throughout Canada, the United States, Japan and Mongolia, his career has spanned nearly 20 years.  He has numerous years of diamond exploration experience, including seven years at Ashton Mining of Canada and most recently as the project manager of Peregrine Diamonds re-evaluation of the DO27 kimberlite located in the Lac De Gras area of the Northwest Territories.  The Lac de Gras area is the center of the Canadian diamond producers.

The immediate exploration program is being prepared from the results of the initial 2006 airborne geophysical survey of the eastern portion of the 91,856 acre Fry Inlet Property, Lac de Gras, NWT. The Fry Inlet property is an option/joint venture between Anglo Swiss Resources (60%) and New Shoshoni Ventures (40%) (See N.R. June 25, 2005).

Fugro Airborne Surveys Corp. of Mississauga, Ontario, conducted the 1,695 line-kilometre survey during February and March of 2006 with multi-channel electromagnetic and high-sensitivity magnetic geophysical measurements taken along parallel flight lines (100 meters), every 4 meters along the survey lines.

A formal report of the results of the survey is now being finalized under Mr. Strickland’s supervision and the Company expects to receive numerous potential drill targets for diamondiferous kimberlites for its summer drill program.  This report has successfully identified numerous magnetic/electro-magnetic anomalies with characteristics similar to the geophysical signatures generated by known kimberlites in the area. This portion of the Fry Inlet Diamond property contains the LI-201 kimberlite, which was determined to be significantly diamondiferous during early stage exploration drilling performed in 1997 by Kennecott Canada Exploration Inc.

More importantly, the anomalies occur in a cluster-like assemblage near the major regional NW dyke swarm which transects the Lac de Gras region and lie within the “Corridor of Hope” the host area to Canada’s first two diamond mines.

The Company has a majority interest in 4 distinct properties of merit covering over 170,000 acres as it works towards establishing itself towards the discovery of the next diamond mine within the Lac de Gras region of the NWT.  In light of the close proximity to producing diamond mines, the presence of numerous diamondiferous kimberlites and kimberlite indicator minerals, management is of the opinion that these claims are highly prospective for the further discovery of diamonds.

The Company has approved the grant of 525,000 incentive stock options for the duration of Mr. Strickland’s association with the Company exercisable at 10 cents per share for a maximum period of five years; subject to regulatory approvals and vesting provisions of the Company’s Stock Option Plan.

On behalf of the Board of Directors of

Anglo Swiss Resources Inc.,

(s) Len Danard

THE COMPANY RELIES ON LITIGATION PROTECTION FOR “FORWARD LOOKING” STATEMENTS.

END OF FORM 6K.